

Mail Stop 4631

December 7, 2010

via U.S. mail and facsimile

Francis Harte, CFO
Artio Global Investors Inc.
330 Madison Avenue
New York, New York 10017

> **RE:** **Artio Global Investors Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010,**
> **June 30, 2010 and September 30, 2010**
> **File No. 1-34457**

Dear Mr. Harte:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief